SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                            FORM 6-K

                    REPORT OF FOREIGN ISSUER
            PURSUANT TO RULA 13a-16 OR 15d-16 OF THE
                SECURITIES EXCHANGE ACT OF 1934

                          May 30, 2000

                       CREO PRODUCTS INC.
     (Exact name of Registrant as specified in its charter)

                        3700 Gilmore Way
                  Burnaby, B.C. Canada V5G 4M1
            (Address of principal executive offices)

 (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

               Form 20-F     x          Form 40-F
                            ---                      ---

 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                    Yes            No     x
                          ---            ---

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                     FOR IMMEDIATE RELEASE

     Creo Announces World's Top Press Manufacturers Choose
       CreoScitex for Digital Offset Printing (DOP)

Vancouver, BC, Canada (May 30, 2000) Creo Products Inc. (NASDAQ - CREO, TSE -
CRE) ("Creo") is pleased to announce that CreoScitex Digital Offset Printing
(DOP) technology is being demonstrated live at Drupa 2000, the world's largest graphic arts trade show, underway in Dusseldorf, Germany May 18-31, in new DOP presses manufactured by the world's four largest press manufacturers:
Heidelberg, KBA, Komori, and MAN Roland. Together these four manufacturers claim approximately 80% of the world market for offset presses. Taking advantage of advanced imaging technology from CreoScitex, these presses are able to bring the full quality and versatility of offset printing to the short-run color market.

A DOP press is an offset printing press equipped with an on-press imaging system. DOP presses are unlike conventional presses, where images are transferred to printing plates and then manually transported to the pressroom. In a DOP workflow, images are transferred as digital files and imaged - just before printing starts - onto plates already mounted on the press cylinders. This streamlines print shop operations, facilitates content changes at the last possible moment, and allows jobs to be turned around quickly and reliably.

Working closely with several press partners, CreoScitex has achieved the same high image quality with DOP that has made CreoScitex platesetters the standard in the graphics arts industry. The outstanding print quality and full versatility that has made offset printing the long-time preference of print buyers is now economic at run lengths of just 500 sheets. Today, DOP presses
- enabled by CreoScitex imaging systems - make it possible to specify a full range of

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paper stocks, spot colors and finishing options for short-run jobs that were previously subject to the limitations of xerographic printing.

CreoScitex also builds the world's fastest on-press imaging systems - plates mounted on all the print units of a full-size, 8-page press can be imaged in under 4 minutes at full resolution. Further productivity is achieved through integration with the industry-leading Brisque(TM) and Prinergy(TM) workflows.

DOP presses with CreoScitex-supplied imaging systems being demonstrated live at Drupa include the Heidelberg Speedmaster 74 DI, the 74 Karat, the Komori Project D and the MAN Roland DICOweb. The Speedmaster 74 DI is already achieving early commercial success and is available with up to 6 colors, perfecting and varnishing. Focused on operating simplicity, the 74 Karat can be easily adopted by printers with limited offset experience, allowing established digital printers to upgrade to the popular 4-page format. Komori has brought DOP to the 8-page market with its Project D, opening up entire new short-run color markets, and the innovative DICOweb is already being installed at a customer site where it will lead the next revolution in offset presses - plateless printing.

Holding a number of patents fundamental to switchable coating application on press, CreoScitex has also started work with several press manufacturers to realize its own version of plateless offset printing. The CreoScitex SP(TM) process involves spraying a switchable lithographic media onto a reusable substrate, which is mounted on the plate cylinder of the press. Immediately after the media is applied to the cylinder, it is imaged as a regular plate would be with CreoScitex SQUAREspot(TM) thermal imaging technology. At the end of the print run, the substrate is cleaned and the plate cylinder is then ready for the spray application of fresh media for the next print job. All of this is achieved on press, without the use of conventional printing plates.


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The SP process enables fast turnaround and allows printing without the hassle of printing plates.

Working with the world's largest and most innovative press manufacturers, CreoScitex will continue to set the standard for new digital technologies in the press room.

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CreoScitex and the CreoScitex logos are trademarks of Creo Products Inc. All products are either trademarks or registered trademarks of Creo Products Inc. or Scitex Corporation Ltd.